Daxor Corporation
350 Fifth Avenue, Suite 4740
New York, NY 10118

May 20, 2019

Via EDGAR
United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Daxor Corporation – Post-Effective Amendment No. 4 to
Registration Statement on Form N-2
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), the undersigned Registrant  and its principal underwriter, Roth Capital Partners, LLC ("Roth"), hereby request that the above-referenced Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, File No. 333-224509, be declared effective on May 22, 2019, or as soon as is practicable thereafter.  The Registrant and Roth are aware of their obligations under the 1933 Act.
Very truly yours,

ROTH CAPITAL PARTNERS, LLC By: /s/ Aaron M. Gurewitz Name: Aaron M. Gurewitz Title: Head of Equity Capital Markets	DAXOR CORPORATION By: /s/ Robert J. Michel Name: Robert J. Michel Title: Chief Financial Officer